

September 10, 2012

<u>Via E-mail</u>
Mark Willner
Chief Executive Officer
3DIcon Corporation
6804 South Canton Avenue, Suite 150
Tulsa, OK 74136

      Re: **3DIcon Corporation**
               Amendment No. 1 to
               Registration Statement on Form S-1
               Filed August 31, 2012
               File No. 333-182532

Dear Mr. Willner:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note numerous blanks throughout your disclosure regarding the terms of the Series A preferred shares and warrants. Please fill in this information in your next amendment. Refer to Item 202 of Regulation S-K. In addition, further clarify your disclosure that the "conversion price of the Series A preferred shares and the exercise prices for the warrants will depend upon market conditions and will be determined by our Board of Directors after consulting with the placement agent for this offering." We may have further comment after we have reviewed your response to this comment.

2.   Please identify the placement agent as an underwriter on the Prospectus cover page, Plan of Distribution section, and other applicable sections.

3.   We note you are conducting a primary and secondary offering under this Prospectus. Please add risk factor disclosure addressing how a concurrent secondary offering may affect the success of the primary offering.

4.   We note you are offering units consisting of Series A preferred stock and warrants. Please register the units and pay the applicable filing fee.

5.   We note your response to comment 3 from our letter dated July 26, 2012. Please make clear the placement agent will use its best efforts to help you sell the maximum purchase requirements.

6.   We note your responses to comments 4, 5, and 6 from our letter dated July 26, 2012. Please provide this information as soon as possible to allow us sufficient time to review your changes.

Our Growth Strategy, page 7

7.   We note your disclosure in the first paragraph on page 7 regarding your plans to sign agreements with companies like Boeing, Lockheed Martin, and others. Please balance this disclosure with a discussion of whether you have any current relationships with these companies, the status of these relationships, the likelihood of success in executing such plans, and other applicable risks. Please revise your disclosure throughout.

8.   We note your disclosure in the second paragraph on page 8. We note your plan is to develop Lab Proto 3 to secure customer funded development contracts that will help you develop a Trade Show Prototype which, in turn, will help you gain other contracts. Please revise to discuss whether your customer funded development contracts will place any restrictions on using your technology for other revenue-generating purposes such as the licensing agreements you hope to gain with large government contractors and medical or industrial product companies.

9.   We note your disclosure from the fourth paragraph on page 9. Please explain in more detail how the DTI acquisition (or a similar acquisition) complements your acquisition strategy of another digital signage content company. In this regard we note your disclosure in the first risk factor on page 16 where you disclose that a flat screen 3D display technology is an important element of your digital signage strategy.

Risk Factors, page 15

We may not be able to secure the customer funding necessary to develop CSpace Trade Show Prototype…, page 15

10.   From page 7 it appears your Lab Proto 2 should be complete in October 2012. Your current disclosure references October 2013. Please advise and revise.

Selling Stockholders, page 28

11.   We note your statement in the second paragraph on page 28 that all shares of common stock offered by the selling stockholder under this Prospectus are currently issued and outstanding. However, it appears from your disclosure on page 13 you have not issued shares under the Note and Note #2. Please advise and revise.

Business, page 36

12.   We note your response to comment 14 from our letter dated July 26, 2012. The disclosure in the penultimate paragraph on page 36 states your grant ends on August 31, 2012 and there remains about $13,000 of grant funds as of August 30, 2012. Please update whether you will have access to the balance of the grant funds.

Related Party Transactions, page 54

13.   We note your response to comment 23 from our letter dated July 26, 2012. Page F-11 states Concordia was awarded 10,000,000 shares of stock on May 10, 2011. Page 12 states you have about 41,938,668 shares of common stock outstanding. Please tell us how many shares Concordia currently holds and advise us in more detail why related party information should be provided.

14.   We note your response to comment 24 from our letter dated July 26, 2012. Please advise us of Golden State's current holdings.

Plan of Distribution, page 61

15.   We note your response to comments 25 and 26 from our letter dated July 26, 2012. Please fill in the blanks in the Plan of Distribution section as soon as possible.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
Larry Spirgel

cc: Via E-mail
Jay Yamamoto, Esq.
Sichenzia Ross Friedman Ference LLP